March 8, 2016

Mr. Stephen Krikorian

Accounting Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Zix Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 11, 2015
File No. 000-17995

Dear Mr. Krikorian:

This letter sets forth the response of Zix Corporation (the “Company”) to the oral comments (the “Oral Comments”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 7, 2016 on a phone call from the Staff regarding the Staff’s review of the Company’s February 25, 2016 responses to oral comments received from you on February 23, 2016. For your convenience, we have repeated each Oral Comment and set forth our response below each Oral Comment.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

Staff Comment:

1.	In the Business and MD&A sections of your 2014 Form 10-K you describe the Email Encryption solution as a Software as a Service (SaaS) solution. This implies that your arrangements do not include a delivered software component to the customer. As described in your previous supplemental response, your solutions include both a customer software component and a SaaS component. In future filings, consider clarifying references to your offerings as SaaS offerings.

www.zixcorp.com    2711 N. Haskell Ave.  |  Suite 2200, LB 36  |  Dallas, TX 75204  |  phone 214 370 2000  |  fax 214 515 7385

U.S. Securities and Exchange Commission

March 8, 2016

Company Response:

The Company’s Email Encryption solution utilizes both (i) software that is delivered to customers and (ii) software that is hosted by the Company. After reviewing and considering the Staff’s comment, we agree, and will therefore clarify references to our software as a service architecture.

Staff Comment:

2.	In your previous supplemental response, you provided proposed changes to the revenue recognition disclosure in the Critical Accounting and Estimates section. Confirm that you will also update the revenue recognition footnote.

Company Response:

We confirm and will update the revenue recognition footnote consistent with the changes and clarifications made in the Critical Accounting and Estimates section.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

March 8, 2016

We hope that the foregoing addresses the Commission’s comments. Please call our Chief Financial Officer, Michael W. English at (214) 370- 2025, if you have any questions regarding the foregoing. Thank you.

Very truly yours,

/s/ Justin K. Ferguson

Justin K. Ferguson

Vice President and General Counsel

cc:	Melissa Walsh, Securities and Exchange Commission